July 30, 2013

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

The Bank of Nova Scotia — Registration Statement No. 333-185049

Ladies and Gentlemen:

On behalf of The Bank of Nova Scotia (the Registrant) and pursuant to Rule 461 under the Securities Act of 1933, as amended, I request that the effective date of the first post-effective amendment to the above-captioned Registration Statement be accelerated so that it may become effective on July 30, 2013, or as soon as practicable thereafter.

The Registrant acknowledges that:

•	should the Securities and Exchange Commission (the Commission) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Jeffrey C. Heath

Jeffrey C. Heath

Executive Vice-President and Group Treasurer

The Bank of Nova SCOTIA

cc: Celia Soehner